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Exhibit 99.1

N E W S    R E L E A S E

TALISMAN ENERGY INC.
FILES YEAR-END DISCLOSURE DOCUMENTS

CALGARY, Alberta, March 6, 2013 — Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has today filed with Canadian securities authorities:

  •
  Audited Consolidated Financial Statements for the year ended December 31, 2012, with related Management's Discussion and Analysis; and

  •
  Annual Information Form for the year ended December 31, 2012.

In addition, Talisman filed its Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2012.

To help provide strategic context for its 2012 results and outline priorities going forward, the company has posted letters to shareholders from Charles Williamson, Chairman of the Board of Directors, and Hal Kvisle, President and Chief Executive Officer, on its website.

Copies of the filed documents may be obtained through Talisman's website at www.talisman-energy.com or at www.sedar.com. To order printed copies of the filed documents free of charge, email the company at tlm@talisman-energy.com.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com)

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

Phoebe Buckland Manager, External Communications Phone: 403-237-1657 Fax: 403-237-1210 Email: tlm@talisman-energy.com	Lyle McLeod Vice-President, Investor Relations Phone: 403-767-5732 Fax: 403-237-1902 Email: tlm@talisman-energy.com

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  Exhibit 99.1
TALISMAN ENERGY INC. FILES YEAR-END DISCLOSURE DOCUMENTS